Filed by Qell Acquisition Corp.

Pursuant to Rule 425 under the Securities

Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: Lilium B.V.

Commission File No. 001-39571

Qell Acquisition Corp. shareholders approve business combination with Lilium

MUNICH and SAN FRANCISCO, Sept.10, 2021 — Qell Acquisition Corp. (NASDAQ: QELL.U, QELL and QELL.WS), a special purpose acquisition company focused on next generation mobility, announced today that its shareholders voted to approve the proposed business combination with Lilium GmbH (“Lilium”), positioned to be a global leader in regional electric air transportation with the development of its 7-Seater electric vertical take-off and landing jet.

More than 98% of the votes cast at the Extraordinary General Meeting of Shareholders held today were in favor of the previously announced business combination.

The formal results of the vote will be included in a Current Report on Form 8-K to be filed by Qell with the Securities and Exchange Commission (the “SEC”).

The business combination is expected to close on September 14, 2021, subject to the satisfaction or waiver of customary closing conditions.

Upon closing, the combined company’s Class A ordinary shares and redeemable warrants will be listed on Nasdaq under the ticker symbols “LILM” and “LILMW” respectively, and are anticipated to begin trading on September 15, 2021. Any Qell units will automatically separate into the equivalent Class A Shares and Warrants upon the consummation of the Business Combination.

The transaction values the combined company at an implied $3.3 billion pro forma equity value at the $10.00 per share PIPE price. The proceeds being raised in this transaction are approximately $584 million. Reflecting the current SPAC market environment, 65% of Qell shareholders chose to redeem their shares.

Daniel Wiegand, Co-Founder and CEO, Lilium:

“We are thrilled that Qell shareholders have chosen to support our vision to accelerate the decarbonisation of air travel and will join Lilium on the next phase of our journey. Today’s vote brings us one step closer to our planned commercial launch in 2024, delivering sustainable high-speed regional transportation with the all-electric 7-Seater Lilium Jet.”

About Lilium

Lilium’s vision is to create a sustainable and accessible mode of high-speed, regional transportation. Using the 7-Seater Lilium Jet, an electric vertical take-off and landing jet, offering leading capacity, low noise and high performance, Lilium is building a transport network and service for people and goods. Working with aerospace, technology and infrastructure leaders, commercial operations are projected to launch in 2024. Lilium’s 650+ strong team includes approximately 400 aerospace engineers and a leadership team responsible for delivering some of the most successful aircraft in aviation history. Founded in

2015, Lilium’s headquarters and manufacturing facilities are in Munich, Germany, with teams based across Europe and the U.S. To learn more, visit www.lilium.com.

About Qell

Formed in San Francisco in August 2020, Qell Acquisition Corp. (Nasdaq: QELL) is a publicly traded special purpose acquisition company created to invest in a high-growth business in the next-generation mobility, transportation or sustainable industrial technology markets. The management team, led by Barry Engle and Sam Gabbita, has deep experience and networks across both incumbents and emerging technology companies in their target sectors.

Forward Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws, including, but not limited to, statements regarding Lilium’s, Qell’s and Lilium N.V.’s  proposed business and business model, the markets and industry in which Lilium, Qell and Lilium N.V. (collectively, the “Lilium Group”) intend to operate, the anticipated timing of the commercialization and launch of the Lilium Group’s business and Lilium N.V.’s officers and directors. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Such statements are based on management’s belief or interpretation of information currently available. Forward-looking statements are predictions, projections and other statements about future events that are based on management’s current expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. The Lilium Group will operate in a rapidly changing emerging industry. New risks emerge every day. Given these risks and uncertainties, you should not rely on or place undue reliance on these forward-looking statements. Actual events or results may differ materially from those contained in the projections or forward-looking statements.

Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including, but not limited to, the following risks: (i) the business combination with Qell may not be completed in a timely manner or at all, which may adversely affect the price of Qell’s securities; (ii) the business combination may not be completed by Qell’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Qell; (iii) the parties’ failure to satisfy the conditions to the consummation of the business combination, such as failing to satisfy the minimum trust account amount following redemptions by Qell’s public shareholders or an inability to secure necessary governmental and regulatory approvals; (iv) the impact of COVID-19 on Lilium’s business or the business combination between Lilium and Qell; (v) the Lilium Group’s ability to implement business plans, operating models, forecasts and other expectations and identify and realize additional business opportunities including, with respect to the Lilium Group, after the completion of the proposed business combination with Qell; (vi) the failure of the Lilium Group and its current and future business partners to successfully develop and commercialize the Lilium Group’s business or significant delays in its ability to do so, including any delays in the Lilium Group’s ability to launch its service on the timeline and at the locations anticipated or at all; (vii) the Lilium Group’s inability to secure or protect its intellectual property; (viii) the effect of the announcement or pendency of the proposed business combination on Lilium Group’s business relationships, performance and operations generally; and (ix) the outcome of any legal proceedings that may be instituted against Qell or the Lilium Group related to the proposed business combination. The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and the Lilium Group assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. A further list and description of risks, uncertainties and other matters with respect to the Lilium Group can be found in the Registration Statement (as defined below), including those risks outlined in “Risk Factors,” and in subsequent U.S. Securities and Exchange Commission (“SEC”) filings by the Lilium Group, all of which are available at sec.gov. All forward-looking statements attributable to the Lilium Group or any person acting on behalf of any of the foregoing are expressly qualified in their entirety by this cautionary statement.

CONTACT INFORMATION FOR INVESTORS

Björn Scheib, Lilium, +49 176 417 57 335, bjoern.scheib@lilium.com

CONTACT INFORMATION FOR MEDIA

Meredith Bell, Lilium, +41 79 432 57 79, meredith.bell@lilium.com or press@lilium.com

Colleen Robar, Robar PR (for Qell), +1 313 207-5960, crobar@robarpr.com